Exhibit 99.3

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

N E W S   R E L E A S E
www.linuxgoldcorp.com

LINUX GOLD CORP. (LNXGF) ANNOUNCES HIGH GRADE GOLD
ASSAY RESULTS RECEIVED ON CHINA PROPERTY

For Immediate Release: April 20, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) has received a summary of assay results from gold samples taken at 13 gold zones in the Bo Luo Nuo area. The assay results are from the Beijing General Research Institute of Mining and Metallurgy.

Jim Yin, our consultant geologist, reported that the high grade gold samples were from the Ge Di Gou, Lan Ying, Tuo Dao Gou zones, of which the Lan Ying has the highest results, one sample that assayed 11.75 ounces of gold and 5.75 ounces of silver per ton.

The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton. Ge Di Gou zone assays as follows:

Sample ID	Cu, %	Au, g/t	Ag, g/t
GDG-001	0.012	61.1	31.0
GDG-002	0.038	2.01	17.1
GDG-003	0.018	20.4	23.6
GDG-004	<0.01	11.60	16.9
GDG-005	<0.01	56.4	53.2
GDG-006	0.056	8.14	105
GDG-007	0.021	15.9	23.0
GDG-008	0.022	12.7	33.6

GDG-009	0.011	13.7	26.0
GDG-010	0.01	7.32	10.2
GDG-011	<0.01	5.92	12.5
GDG-012	<0.01	16.4	33.5
GDG-013	0.066	19.4	89.5
GDG-014	0.022	0.17	36.2
GDG-015	<0.01	99.3	44.4

The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold. The average grade from 18 samples was 11.58 grams per ton gold.

Tuo Dao Gou zone assays as follows:

Sample ID	Cu, %	Au, g/t	Ag, g/t
TDG-001	0.05	48.2	64.2
TDG-002	0.016	4.35	10.5
TDG-003	0.031	9.92	20.2
TDG-004	0.028	12.1	23.5
TDG-005	0.037	8.92	61.7
TDG-006	0.038	24.2	77.3
TDG-007	<0.01	5.47	10.0
TDG-008	<0.01	6.63	10.0
TDG-009	0.016	1.10	3.50
TDG-010	<0.01	0.08	2.25
TDG-011	<0.01	0.70	6.00
TDG-012	0.013	1.15	10.5
TDG-013	0.011	8.28	12.5
TDG-014	<0.01	0.38	3.50
TDG-015	0.047	45.7	37.8
TDG-016	0.022	3.68	17.0
TDG-017	0.048	5.48	13.5
TDG-018	<0.01	22.1	23.0

In conclusion, Dr. Jim Yin recommends the gold zones/veins mentioned in the above should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill. A drilling program will be announced this summer.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.